UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of

May 2004

ASIA PACIFIC RESOURCES LTD.

(Name of Registrant)

Suite 405 - 555 Sixth Street, New Westminster, B.C. V3L 5H1

(Address of principal executive offices)

1.

Interim Financial Statements - three months ended March 31, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F XXX

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes _____ No xxx

This Form 6-K is incorporated by reference into the prospectus contained within our registration statement on Form F-3 as filed with the Securities and Exchange Commission on August 2, 2002 (SEC File No. 33-97663).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Asia Pacific Resources Ltd.: SEC File No. 0-26636

(Registrant)

Date: May 14, 2004

By:

"Doris Meyer"

Doris Meyer

Assistant Corporate Secretary

ASIA PACIFIC RESOURCES LTD.

 FIRST QUARTER REPORT

 FOR THE THREE MONTHS ENDED MARCH 31, 2004

(Unaudited)

Prepared by Management

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE COMPANY'S

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unaudited Consolidated Financial Statements for the three month period ended March 31, 2004

(Containing information as at May 10, 2004, except as indicated)

Reference is made to the unaudited Consolidated Financial Statements of Asia Pacific Resources Ltd. ("APQ" or the "Company") for the three month period ended March 31, 2004 upon which the following discussion is based. The unaudited Consolidated Financial Statements and the notes thereto, have been prepared by management in accordance with generally accepted accounting principles ("GAAP") in Canada and they have not been reviewed by an auditor.

All dollar figures are in Canadian dollars (C$) unless otherwise stated.

OVERVIEW OF BUSINESS

The overview of the Company's business is unchanged from that described in the Company's management discussion and analysis of the fiscal year ended December 31, 2003 as filed on Sedar.

RESULTS OF OPERATIONS - three months ended March 31, 2004 compared with the three months ended March 31, 2003

Summary

The Company incurred a net loss of $0.8 million for the first quarter ended March 31, 2004, compared to a loss of $1.4 million for the three month period ended March 31, 2003.

At December 31, 2003, the working capital of the Company was $0.2 million.  In January 2004 Olympus Capital Holdings Asia I, L.P. ("Olympus") advanced a US$0.5 million convertible loan to the Company with an interest rate of 5% per annum for working capital purposes.  In March 2004 Olympus advanced an additional US$1.5 million loan on the same terms. At March 31, 2004 the working capital of the Company, excluding the $2.6 million Olympus loan, was $1.9 million.

Results of operations

The Company incurred a net loss of $0.8 million for the first quarter ended March 31, 2004 compared to a loss of $1.4 million for the three month period ended March 31, 2003.

Interest received and other income was $845 for the three months to March 31, 2004 compared to $41,336 for the three months to March 31, 2003. This reflects the reduction in cash balances from $5.3 million at March 31, 2003 to $0.4 million at December 31, 2003, prior to the receipt of additional convertible loan financing from Olympus Capital Holdings Asia I, L.P.

The Company's expenses were $0.5 million for the three months to March 31, 2004 compared to $1.4 million for the three months to March 31, 2003.

The first quarter 2004 expenses are distorted by the recovery of stock compensation expense as required by the use of a fair value based method to account for stock-based payments. This results in a credit of $0.4 million.

The first quarter, 2003, expenses are distorted by $0.3 million of once-off costs for the closure of the Company's office in Vancouver, Canada and related staff termination costs.

Excluding these amounts, expenses for the three months to March 31, 2004 were $0.9 million compared to $1.1 million for the three months to March 31, 2003.

Interest and bank charges of $10,693 arise from interest costs accrued on the convertible loan financing received from Olympus Capital in the three months to March 31, 2004.

UPDATE ON THE PROJECT

Investing activities with respect to expenditures on the potash concession were $0.1 million in the three months to March 31, 2004 compared to $1.2 million for the three months to March 31, 2003. Expenditure in 2004 has been on environmental monitoring and maintenance of the property. In the three months to March 31, 2003 international consultants were finalizing their studies in support of the Mining Lease Application.

At this stage the Company is of the view that all field, laboratory and basic design work is essentially completed. Technical work required for bank debt financing following the grant of the Mining License is expected to include final updating of capital and operating cost data prior to project implementation.

The Mining License application was submitted on May 29, 2003. The Department of Primary Industries and Mining (DPIM) of the Government of Thailand advised that the application could not be formally processed until the amendments to the Regulations under the Mining Law were passed.  These regulations were passed on March 10, 2004.  Processing of the application has now commenced.

In December 2003, the Company received a notice from the Government questioning the Company's right, under its Concession Agreement, to renew seven exploration licenses relating to a portion of its potash concession known as the Udon North deposit. The Company appealed this notification, believing that it has a substantial basis for renewal of the exploration licenses. In April 2004 the Company agreed with the Thai Department of Primary Industries and Mining to suspend arbitration proceedings for a sixty day period to permit discussions between the two parties.

The lack of progress on the Mining License, and the questions raised over Udon North, led the board to appoint, in February 2004, specialist Advisors on a success fee basis to enhance the Company's efforts to procure the Mining License for Udon South and to secure the Udon North tenements.

The Advisors, who are at arm's length to the Company, have worked with a number of international companies investing in significant projects in Thailand. They provide resources and experience that are not available within the Company and are working in close co-operation with management.

SUMMARY OF QUARTERLY RESULTS

The financial results for each of the eight most recently completed quarters are summarized below:

	3 months ended March 31, 2004	3 months ended December 31, 2003	3 months ended September 30, 2003	3 months ended June 30, 2003	3 months ended March 31, 2003	4 months ended December 31, 2002	3 months ended September 30, 2002	3 months ended June 30, 2002
Total revenues	$845	$6,842	$13,947	$30,932	$41,336	$66,055	$58,809	$42,515
Net loss	(801,345)	(1,324,913)	(538,163)	(1,489,696)	(1,411,640)	(1,204,685)	(1,157,472)	(1,600,918)
Net loss per share	(0.00)	(0.01)	(0.00)	(0.00)	(0.03)	(0.02)	(0.00)	(0.00)

The company is an exploration stage enterprise. At this time it is not impacted by any issues of seasonality or market fluctuations.

The Company's quarterly performance is impacted by foreign exchange movement. Foreign currency monetary assets and liabilities, including the monetary assets and liabilities of the Company's integrated subsidiaries, are translated into Canadian dollars at the exchange rate in effect at the balance sheet date.  Non-monetary assets, liabilities, revenues and expenses are translated into Canadian dollars at the rate of exchange prevailing on the respective dates of the transactions. Exchange gains and losses on translation are included in the statement of loss.

Effective March 1, 2002, the Company has adopted, on a prospective basis, new CICA recommendations with respect to stock-based compensation and other stock-based payments.  This is detailed in the Company's financial statements for the fiscal year ended December 31, 2003 as filed on Sedar. Changes in the Company share price at each balance sheet date impact the value of stock based compensation and other stock-based payments.

LIQUIDITY

At March 31, 2004 the working capital of the Company was $1.9 million compared to $0.2 million at December 31, 2003. This excludes the convertible loan financing received from Olympus Capital Holdings Asia I, L.P, which is classified as current liabilities. Including the loan of $2.6 million leaves the Company with a working capital deficit of $0.7 million.

On January 16, 2004 Olympus Capital Holdings Asia I, L.P. ("Olympus") advanced a US$500,000 convertible loan to the Company with an interest rate of 5% per annum for working capital purposes.  On March 22, 2004 Olympus advanced an additional US$1,500,000 loan on the same terms.  The loans are each for a term of one year, but may be extended in increments of six months by the agreement of the parties. Should the Company undertake a third party equity financing of at least US$2,000,000, Olympus, subject to regulatory approval, will have the right to convert the loans into such security on the same terms as the financing. Any proceeds from the sale by the Company or its subsidiary of any securities or assets in excess of amounts required for the development of its potash project may be required to be applied to repay the loans, if not converted by Olympus, subject to the Company maintaining adequate working capital.

Other than for administrative expenditures, the Company will continue to spend funds on the ongoing development of its potash project, in particular, responding to issues raised in the review of its application for a Mining License.

CONTRACTUAL COMMITMENTS

Contractual Commitments for expenditure by the Company are unchanged from that described in the Company's management discussion and analysis of the fiscal year ended December 31, 2003 as filed on Sedar.

PROPOSED TRANSACTIONS

The Company continues its ongoing fund raising efforts to ensure that it can meet its commitments on receipt of the Mining License; for working capital and administrative expenses; to purchase additional land and/or surface rights and ultimately for construction of the mine facilities. There is no assurance that the Company will be able to raise some or all of the required funds.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity materially decreasing over and above current projected expenditures.

CRITICAL ACCOUNTING POLICIES

The critical accounting policies of the Company are unchanged from that described in the Company's management discussion and analysis of the fiscal year ended December 31, 2003 as filed on Sedar.

RISKS AND UNCERTAINTIES

The Company's business is subject to risks normally encountered in mineral resource exploration and development. The profitability of the Company's business will be related to the success the Company achieves in the development, placing into production and commercial operation of the Udon South and Udon North projects in the Udon Thani Potash Concession in Thailand.

Mineral exploration and development involves significant risks and few properties that are explored are ultimately developed into producing mines.

The Company has now applied for a Mining License from the Government of Thailand but approval is required before it can construct mining facilities, commence commercial production and sell potash and other mineral by-products. There can be no guarantee that such a License will be obtained, or obtained on commercially acceptable terms.

The Company's continuing ability to meet its obligations as they come due and to undertake development of the Concession is dependent upon raising sufficient funds and/or securing other Project participation as required.

A fee of US$5.0 million is payable to the Government of Thailand upon receipt of the Mining License. There can be no assurance that the Company can raise the necessary funds for such payment.

A further fee of US$5.0 million is payable to the Advisors retained by the Company if the Mining License is received during the term of the Advisory Agreement.

There can be no assurance that the Company will have or can raise the necessary funds for such payments.

Moving beyond the Mining License application to construction of the mining site will require participation from third party financial institutions and/or industry participants. The Company has been engaged in discussions with prospective partners to secure financing for development of its potash concession but there is no assurance that these discussions will be concluded successfully or the financing achieved. There can also be no assurance that these costs will not increase as a result of delays in grant of a Mining License, or of new conditions or requirements that are part of the Mining License Application approval.

The marketability of potash will be affected by numerous factors beyond the control of the Company including potash price fluctuations, changes in the supply of and demand for potash, competitive reactions, the proximity and capacity of markets, and government regulations relating to prices, taxes and over the import and export of potash.

The Company's operating costs can be impacted by changes in the cost of mining and processing equipment, the proximity and capacity of end use markets, government regulations relating to royalties, land tenure, labour standards, land use, environmental protection and operating permits.

The potash mining industry participants include large established mining companies with substantial capabilities and greater financial and technical resources than the Company with which the Company will have to compete.

FORWARD LOOKING STATEMENTS

This documents contains "Forward Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, and Asia Pacific Resources Ltd.'s future plans are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward looking statements are based upon estimates and opinions of management on the date the statements are made, and the Company does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

ASIA PACIFIC RESOURCES LTD.

 FIRST QUARTER REPORT

 FOR THE THREE MONTHS ENDED MARCH 31, 2004

The financial statements for the three months ended March 31, 2004 have been prepared by management. They have not been reviewed by the Company's auditor.

Based on management's knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

Based on management's knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date and for the period presented in the interim filings.

Robert Scott,

Chief Financial Officer

Asia Pacific Resources Ltd

May 14, 2004

ASIA PACIFIC RESOURCES LTD.
Interim Consolidated Balance Sheet
March 31, 2004 and December 31, 2003
(expressed in Canadian dollars)
	March 31	December 31
	2004 (Unaudited)	2003 (Audited)

ASSETS
CURRENT
Cash	$2,154,260	$383,733
Accounts receivable	56,133	94,611
Prepaid expenses	120,575	168,876
Other current assets	8,358	6,551
TOTAL CURRENT ASSETS	2,339,326	653,771

INVESTMENT IN POTASH CONCESSION (Note 3)	89,669,851	89,580,496
DEPOSIT	268,103	257,027
INVESTMENT IN LAND	7,940,586	7,940,586
PROPERTY AND EQUIPMENT (Note 4)	137,309	141,751
	$100,355,175	$98,573,631

LIABILITIES
CURRENT
Convertible Loans (Note 7)	$2,622,600	$-
Accounts payable and accrued liabilities	447,524	404,950
TOTAL CURRENT LIABILITIES	3,070,124	404,950

FUTURE INCOME TAXES (Note 8)	15,338,197	15,020,776
	18,408,321	15,425,726

SHAREHOLDERS' EQUITY
Share Capital (Note 5)	158,915,975	158,902,475
Contributed surplus (Note 5)	678,650	1,091,856
Deficit	(77,647,771)	(76,846,426)
	81,946,254	83,147,905
	$100,355,175	$98,573,631
GOING CONCERN (Note 1)
COMMITMENTS (Note 9)
CONTINGENCIES (Note 9)

APPROVED BY THE BOARD
"John Bovard"	"Robert G. Connochie"
John Bovard, Director	Robert G. Connochie, Director

ASIA PACIFIC RESOURCES LTD.
Interim Consolidated Statement of Loss and Deficit
For the three months ended March 31, 2004 and March 31, 2003
(expressed in Canadian dollars)
	Three months ended
	March 31, 2004	March 31, 2003
	(Unaudited)	(Unaudited)

EXPENSES
Accounting and legal	$89,980	$140,855
Amortization of property and equipment	10,243	9,156
Consulting	114,150	153,626
Interest and bank charges	10,693	2,560
Office and miscellaneous	80,952	94,434
Promotion and travel	303,573	324,988
Rent	20,657	44,320
Salaries	237,295	571,937
Stock compensation expense	(413,206)	(36,143)
Transfer fees and filing costs	34,373	76,280
	488,710	1,382,013

LOSS BEFORE THE UNDERNOTED	(488,710)	(1,382,013)

INTEREST AND OTHER INCOME	845	41,336
FOREIGN EXCHANGE (LOSS) GAIN	(313,480)	(10,577)
WRITE-DOWN OF PROPERTY AND EQUIPMENT	-	(60,386)
LOSS BEFORE INCOME TAXES	(801,345)	(1,411,640)

FUTURE INCOME TAX RECOVERY	-	-
NET LOSS FOR THE PERIOD	(801,345)	(1,411,640)

DEFICIT, BEGINNING OF PERIOD	(76,846,426)	(72,082,014)

DEFICIT, END OF PERIOD	$(77,647,771)	$(73,493,654)

LOSS PER SHARE	$(0.00)	$(0.00)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	464,469,448	454,792,764

ASIA PACIFIC RESOURCES LTD.
Consolidated Statements of Cash Flows
For the three months ended March 31, 2004 and March 31, 2003
(expressed in Canadian dollars)
	Three months ended
	March 31,	March 31,
	2004	2003
	(Unaudited)	(Unaudited)

CASH FLOW FROM OPERATING ACTIVITIES
Net loss for the period	$(801,345)	$(1,411,640)
Items not involving cash
Amortization of property and equipment	10,243	9,156
Stock compensation expense	(413,206)	(36,143)
Write-down of property and equipment	-	60,386
Foreign exchange loss	317,421	-
	(886,887)	(1,378,241)
Change in non-cash operating working capital items	127,546	(115,719)
	(759,341)	(1,493,960)

CASH FLOW FROM FINANCING ACTIVITIES
Issue of share capital	-	2,175,190
Exercise of stock options	13,500	-
Receipt of convertible loan	2,622,600	-
	2,636,100	2,175,190

CASH FLOW FROM INVESTING ACTIVITIES
Purchase of capital assets	(5,801)	(22,855)
Investment in potash concession	(89,355)	(1,233,194)
Deposit	(11,076)	(6,063)
	(106,232)	(1,262,112)
NET CASH INFLOW (OUTFLOW)	1,770,527	(580,882)
CASH POSITION, BEGINNING OF PERIOD	383,733	5,833,316
CASH POSITION, END OF PERIOD	$2,154,260	$5,252,434

Supplemental Disclosure:
Change in non-cash operating working capital items:
Accounts receivable	38,478	(12,772)
Prepaid expenses and deposits	48,301	41,926
Other current assets	(1,807)	2,935
Accounts payable and accrued liabilities	42,574	(147,808)
	$127,546	$(115,719)
Cash receipts for interest	$845	$41,336
Cash payments for interest	$10,693	$2,580

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

Three month period ended March 31 2004 and three month period ended March 31, 2003

Unaudited

(expressed in Canadian dollars)

1.

GOING CONCERN

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and settlement of liabilities in the normal course of business.  The Company incurred a net loss of $801,345 for the three months ended March 31, 2004 and a net loss of $1,411,640 for the three months ended March 31, 2003.

The Company's continuing ability to meet its obligations as they come due, complete development of the potash concession and continue as a going concern, is dependent upon its ability to raise additional funds.

These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.

2.

ACCOUNTING POLICIES

The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared following the same accounting principles and method of computation as the consolidated financial statements for the year ended December 31, 2003.  The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the accompanying notes for the year ended December 31, 2003.

3.

INVESTMENT IN POTASH CONCESSION

The investment in potash concession consists of the following:

March 31, 2004
Balance, beginning of period	$89,580,496
Deferred exploration and development expenditures	89,355
Balance, end of period	$89,669,851

4.

PROPERTY AND EQUIPMENT

	March 31, 2004			Dec. 31, 2003
	Cost	Accumulated depreciation	Value	Net Book Value

Furniture and fixtures	$265,479	$212,378	$53,101	$56,038
Vehicles	63,743	63,505	238	247
Exploration equipment	11,598	11,598	-	-
Leasehold improvements	127,233	115,938	11,295	11,434
Computer equipment	174,122	101,447	72,675	74,032
	$642,175	$504,866	$137,309	$141,751

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

Three month period ended March 31 2004 and three month period ended March 31, 2003

Unaudited

(expressed in Canadian dollars)

5.

SHARE CAPITAL

a)

Details of share capital from December 31, 2003 to March 31, 2004 are as follows:

	Number
	of shares	Amount

Balance at December 31, 2003	464,369,448	$158,902,475
Stock option exercises	150,000	13,500
Balance at March 31, 2004	464,519,448	$158,915,975

As at March 31, 2004, the diluted number of common shares was 486,193,948 and it included 21,674,500 vested and unvested share options.

(b)  A summary of share option activity is as follows:

	Number of	Weighted
	Common	Average
	Shares	Exercise Price
Balance, December 31, 2003	21,824,500	0.10
Granted	-	-
Exercised	(150,000)	(0.09)
Balance, March 31, 2004	21,674,500	$0.10

The following table summarizes information concerning outstanding and exercisable options at March 31, 2004:

Number	Number	Exercise
of Options	of Options	Price
Outstanding	Exercisable	per Share	Expiry Date
80,000	80,000	3.350	May 7, 2004
20,000	20,000	4.000	May 7, 2004
16,874,500	5,524,834	0.090	September 9, 2007
3,700,000	1,233,334	0.070	November 24, 2007
1,000,000	-	0.065	May 18, 2008
21,674,500	6,858,168

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

Three month period ended March 31 2004 and three month period ended March 31, 2003

Unaudited

(expressed in Canadian dollars)

(c) Contributed surplus

Balance at December 31, 2003	$1,091,856

Stock compensation expense	(413,206)
Balance at March 31, 2004	$678,650

6.

RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in these financial statements include consulting and management fees of $72,095 (three months ended March 31, 2003 - $119,491) paid to companies controlled by or affiliated to directors.

7.

CONVERTIBLE LOANS

On January 16, 2004 Olympus Capital Holdings Asia I, L.P. ("Olympus") advanced a US$500,000 convertible loan to the Company with an interest rate of 5% per annum for working capital purposes.  On March 22, 2004 Olympus advanced an additional US$1,500,000 loan on the same terms.  The loans are each for a term of one year, but may be extended in increments of six months by the agreement of the parties. Should the Company undertake a third party financing of at least US$2,000,000, Olympus, subject to regulatory approval, will have the right to convert the loans into such security on the same terms as the financing. Any proceeds from the sale by the Company or its subsidiary of any securities or assets in excess of amounts required for the development of its potash project may be required to be applied to repay the loans, if not converted by Olympus, subject to the Company maintaining adequate working capital.

The Company has reported these loans as a current liability and has not segregated the face value of the loans into debt and equity components.  The loan will be convertible into equity on the same terms as any other third party financing and accordingly there is no intrinsic value to the option..

8.

FUTURE INCOME TAX RECOVERY

	March 31	December 31,
	2004	2003
Future tax liabilities
Potash concession	$15,338,197	$15,020,776

The deferred future tax liability is denominated in Thai Baht 459,364,986.  At December 31, 2003 this amount translated to $15,020,776.  At March 31, 2004 the Thai Baht strengthened against the Canadian dollar resulting in an unrealized foreign exchange loss of $317,421.

9.

COMMITMENTS AND CONTINGENCIES

Commitments and contingencies are unchanged from those reported in notes 11 and 12 of the Company's audited consolidated financial statements for the year ended December 31, 2003.

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

Three month period ended March 31 2004 and three month period ended March 31, 2003

Unaudited

(expressed in Canadian dollars)

10.

   SEGMENTED INFORMATION

The Company considers its business to consist of one operating segment, and the majority of its operations and capital assets are located in Thailand.  Capital assets consist of investment in potash concession, investment in land and property and equipment.